                                                                    EXHIBIT 12.1

                           SFX ENTERTAINMENT, INC.
                      RATIO OF EARNINGS TO FIXED CHARGES


                                                        YEAR ENDED DECEMBER 31,
                                        ------------------------------------------------------        THREE MONTHS
                                                    PREDECESSOR                                      ENDED MARCH 31,
                                        --------------------------------                        --------------------------
                                                                                     PRO FORMA                PRO FORMA
                                         1993     1994    1995     1996     1997       1997         1998         1998
                                        ------ --------  ------ --------  -------- -----------  ------------  ------------
                                                 (DOLLARS IN THOUSANDS, EXCEPT RATIOS)
Earnings:
 Net income (loss) before provision
  for income taxes.....................  $ 66    $1,417   $160    $(409)   $4,304    $(13,828)     $(8,411)     $(11,927)
 Equity income (loss) from
  investments, net of distributions ...    --        73      2       16      (479)      5,347          445            77
 Interest expense......................   148       144    144       60     1,590      49,098        6,748        12,274
 Portion of rents representative of an
  interest factor......................   258       268    278      291       918       3,112          396           778
                                        ------ --------  ------ --------  -------- -----------   ----------   -----------
  Total earnings.......................  $472    $1,902   $584    $ (42)   $6,333    $ 43,729      $   822      $  1,202
                                        ====== ========  ====== ========  ======== ===========   ==========   ===========
Fixed Charges:
 Interest expense......................  $148    $  144   $144    $  60    $1,590    $ 49,098      $ 6,748      $ 12,274
 Portion of rents representative of an
  interest factor......................   258       268    278      291       918       3,112          396           778
                                        ------ --------  ------ --------  -------- -----------   ----------   -----------
  Total fixed charges..................  $406    $  412   $422    $ 351    $2,508    $ 52,210      $(7,144)     $(13,052)
                                        ====== ========  ====== ========  ======== ===========   ==========   ===========
Ratio of earnings to combined fixed
 charges and preferred stock
 dividends (deficiency in the coverage
 of combined fixed charges by
 earnings before fixed charges)(a) ....   1.2x      4.6x   1.4x   $(393)      2.5x   $ (8,481)    $(7,966)      $(11,850)
                                        ====== ========  ====== ========  ======== ===========   ==========   ===========

------------
(a)    For the purposes of the ratio of earnings to combined fixed charges, earnings were calculated by adding pretax income, interest expense, amortization of debt issuance costs, and the portion of rents representative of an interest factor. Combined fixed charges consist of interest expense, and the portion of rents representative of an interest factor. For the periods in which earnings were insufficient to cover combined fixed charges, the dollar amount of coverage deficiency, instead of the ratio is disclosed.